VICARIOUS SURGICAL INC.

78 Fourth Avenue

Waltham, Massachusetts 02451

October 25, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jordan Nimitz

RE:	Vicarious Surgical Inc.
Registration Statement on Form S-3
Filed October 7, 2022
File No. 333-267785
Acceleration Request

Dear Ms. Nimitz:

With respect to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests, on behalf of Vicarious Surgical Inc. (the “Company”), that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement to Thursday, October 27, 2022, at 4:05 p.m. Eastern Time, or as soon as practicable thereafter.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please call Edwin C. Pease or Jason S. McCaffrey of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (617) 542-6000, with any comments or questions regarding the Registration Statement.

Very truly yours,

VICARIOUS SURGICAL INC.

/s/ June Morris
June Morris, Esq.
Chief Legal Officer, General Counsel and Secretary

cc:	Edwin C. Pease, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Jason S. McCaffrey, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.